

Mail Stop 3561

August 18, 2017

Omar Asali
Chief Executive Officer
One Madison Corporation
23 East 22nd Street, 53rd Floor
New York, NY 10010

      Re: One Madison Corporation
            Draft Registration Statement on Form S-1
            Submitted July 24, 2017
            CIK No. 0001712463

Dear Mr. Asali:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors

We may not have sufficient funds to satisfy indemnification claims, page 40

2. We note your disclosure here that your officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any moneys in the trust account. Please advise whether they have signed any written agreements to that affect and whether your future directors will sign similar agreements. If such written agreements exist, please file them as exhibits to your registration statement and describe their material terms or advise.

Initial Business Combination, page 77

3. Please briefly describe the criteria your board of directors may use in evaluating whether it is unable to make a fair value determination on its own and therefore would obtain an opinion from an independent investment banking firm.

4. Regarding a fair market valuation opinion, we note the statement on page 77 that "shareholders may not be provided with a copy of such opinion nor will they be able to rely on such opinion." Please disclose the circumstances under which you would obtain such an opinion but not provide a copy to shareholders. In addition, please tell us what consideration you gave to providing a risk factor about attendant risks.

Effecting Our Initial Business Combination

General, page 80

5. You contemplate in the first paragraph on page 80 that you may seek to complete your initial business combination with a "financially unstable" company or an entity in early stage development or growth. Please briefly describe how you would determine whether such a business has a fair value of at least 80% of the assets in the trust account.

Certain Relationships and Related Party Transactions, page 106

6. Please describe your policies and procedures for review, approval or ratification of related party transactions. Refer to Item 404(b) of Regulation S-K.

Omar Asali
One Madison Corporation
August 18, 2017
Page 3

       You may contact Avrohom Friedman at (202) 551-8298 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

                             Sincerely,

                             /s/ John Dana Brown

                             John Dana Brown
                             Attorney-Advisor
                             Office of Transportation and Leisure

cc: Deanna L. Kirkpatrick, Esq.
        Davis Polk & Wardwell LLP